SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On September 7, 2016, Wix.com Ltd. (“we,” or the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company's offices located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.  At the Meeting, our shareholders approved the following resolutions:

(1)	to amend the Company’s Articles of Association to implement recent amendments to Israel’s Companies Law Regulations;

(2)	to re-elect Avishai Abrahami, Giora Kaplan and Mark Tluszcz as Class III directors, Ron Gutler as a Class II director and Allon Bloch as a Class I director, to serve until the Company’s annual general meeting of shareholders in 2019, 2018 and 2017, respectively, and until their respective successors are duly elected and qualified;

(3)	to amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and a new equity grant mechanism; and

(4)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Only shareholders of record as of the close of business on August 4, 2016 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2016

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & General Counsel